SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 2)

Nuveen Massachusetts Premium Income Municipal Fund

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

67061E104

(CUSIP Number)

August 1, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67061E104	SCHEDULE 13G	Page 2 of 6

(1) Names of reporting persons Gerald Fels
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 132,557
(6) Shared voting power: 1,200,000
(7) Sole dispositive power: 132,557
(8) Shared dispositive power: 1,200,000
(9) Aggregate amount beneficially owned by each reporting person: 1,332,557
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 14.3%
(12) Type of reporting person (see instructions): IN

CUSIP No. 67061E104	SCHEDULE 13G	Page 3 of 6

(1) Names of reporting persons Marilyn Fels
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 210,025
(6) Shared voting power: 1,200,000
(7) Sole dispositive power: 210,025
(8) Shared dispositive power: 1,200,000
(9) Aggregate amount beneficially owned by each reporting person: 1,410,025
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 15.1%
(12) Type of reporting person (see instructions): IN

CUSIP No. 67061E104	SCHEDULE 13G	Page 4 of 6

This Amendment No. 2 amends and supplements, as set forth below, the information contained in the cover page and Items 2 and 4 of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) by Gerald Fels on October 30, 2013, as amended by that certain Amendment No. 1 filed with the SEC on June 19, 2014 (the “Schedule 13G”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 2, all information contained in the Schedule 13G is, after reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, true and complete as of the date of this Amendment No. 2.

Item 2.

(a) Name of Persons Filing:

This Schedule 13G is filed jointly on behalf of Gerald Fels and Marilyn Fels (together, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b) Address or Principal Business Office or, if none, Residence: 271 Thompson Road, Webster, Massachusetts 05170

(c) Citizenship: United States

(d) Title of Class of Securities: Common Shares, $0.01 par value per share (the “Common Shares”)

(e) CUSIP No.: 67061E104

Item 4. Ownership.

1.	Gerald Fels

(a)	Amount Beneficially Owned: 1,332,557[1]
(b)	Percent of Class: 14.3%[2]
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 132,557
(ii)	Shared power to direct the vote: 1,200,000
(iii)	Sole power to dispose or to direct the disposition of: 132,557
(iv)	Shared power to dispose or to direct the disposition of: 1,200,000

2.	Marilyn Fels

(a)	Amount Beneficially Owned: 1,410,025 [1]
(b)	Percent of Class: 15.1%[2]
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 210,025
(ii)	Shared power to direct the vote: 1,200,000
(iii)	Sole power to dispose or to direct the disposition of: 210,025
(iv)	Shared power to dispose or to direct the disposition of: 1,200,000

[1] Includes 1,200,000 Common Shares transferred by Gerald Fels from individual brokerage accounts into a joint account with Marilyn Fels on August 1, 2014.

[2] Based on 9,346,865 common shares outstanding as of July 2, 2014.

CUSIP No. 67061E104	SCHEDULE 13G	Page 5 of 6

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015

/s/ Gerald Fels
Gerald Fels

/s/ Marilyn Fels
Marilyn Fels

CUSIP No. 67061E104	Page 6 of 6

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934,as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain common shares of Nuveen Massachusetts Premium Income Municipal Fund and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of January 7, 2015.

/s/ Gerald Fels
Gerald Fels

/s/ Marilyn Fels
Marilyn Fels